EXHIBIT 99.1

Himax Technologies Schedules Fourth Quarter and Full Year 2010 Financial Results Conference Call

TAINAN, Taiwan, Jan. 11, 2011 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) will hold a conference call with investors and analysts on Thursday, February 10, 2011 at 7:00 a.m. Taiwan time (Wednesday, February 9 at 6:00 p.m. U.S. Eastern Standard Time) to discuss the Company's fourth quarter and full year 2010 financial results.

The news release announcing the fourth quarter and full year 2010 financial results will be disseminated in New York on Wednesday, February 9, 2011 after the Nasdaq stock market closes.

The dial-in numbers for the live audio call are +1-201-689-8471 (international) or + 1-877-407-4018 (U.S. domestic). A live webcast of the conference call will be available on Himax's website at www.himax.com.tw.

A replay of the call will be available beginning two hours after the call through 1 p.m. Taiwan time on Wednesday, February 16, 2011 (midnight, February 15, U.S. Eastern Time) at www.himax.com.tw and by telephone at +1-858-384-5517 (international) or +1-877-870-5176 (U.S. domestic). The conference ID number is 364670.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, touch controller ICs, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS Image Sensors, Infinitely Color Technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

CONTACT: Jessie Wang / Jessica Huang
         Investor Relations
         Himax Technologies, Inc.
         +886-2-2370-3999 Ext. 22618 / 22513
         jessie_wang@himax.com.tw
         jessica_huang@himax.com.tw

         In the U.S.
         Joseph Villalta
         The Ruth Group
         +1-646-536-7003
         jvillalta@theruthgroup.com